Exhibit (a)(1)(DD)
STOCK OPTION CONFIRMING MEMORANDUM
GRANT OF NON-QUALIFIED STOCK OPTION
Private & Confidential (Addressee Only)
Employee Name
Division:
Location:
We are pleased to advise you that you have been granted an option to purchase __________ shares of Analog Devices, Inc. Common Stock on the terms and conditions set forth below and in the NIC Optionee Addendum A attached hereto (the “Option”). The grant of this Option reflects Analog’s confidence in your commitment and contributions to the success and continued growth of Analog Devices, Inc. (the “Company”).
          GRANT OF OPTION: This memorandum confirms that, subject to the terms and conditions of the Analog Devices, Inc. 2006 Stock Incentive Plan (the “Plan”), the Company has granted to you (the “Optionee”), effective on the Date of Grant set forth below, an option to purchase shares of the Company’s Common Stock (the “Option Shares”) as follows:

Date of Grant:	September ___, 2009
Number of Option Shares Granted:	Determined Based on Exchange Ratio
Option Exercise Price Per Share:	Closing Market Price on Grant Date
ALL TERMS NOT DEFINED HEREIN SHALL HAVE THE MEANINGS ASSIGNED TO SUCH TERMS IN THE PLAN.
          EXERCISE OF OPTION: The Option is exercisable as detailed on the election form.
The right of exercise is cumulative, so that if the Option is not exercised to the maximum extent permissible during any period, it is exercisable, in whole or in part, with respect to all shares not so purchased at any time during any subsequent period prior to the expiration or termination of the Option.
          TERM OF OPTION; TERMINATION OF EMPLOYMENT:
1.	The term of the Option is ten (10) years after the Date of Grant, subject, however, to the early termination provisions set forth herein.

2.	Except as otherwise provided herein, the Option shall be exercisable by the Optionee (or his/her successor in interest) following the termination of the Optionee’s employment only to the extent that the Option was exercisable on or prior to the date of such termination.

3.	The Option shall terminate on the date the Optionee voluntarily terminates employment with the Company or one of its subsidiaries (except by reason of retirement after attaining age 60 as provided below) or on the date his/her employment is terminated by the Company or one of its subsidiaries without “Cause” (as defined in paragraph 4), but any Option Shares that are exercisable on the date of such termination shall continue to be exercisable for a period of three (3) months following such termination date.

4.	The Option shall terminate on the date the Optionee’s employment with the Company or one of its subsidiaries is terminated by the Company or one of its subsidiaries for “Cause”, and any portion of the Option which is then exercisable shall forthwith cease to be exercisable. “Cause” for this purpose means unsatisfactory job performance (as reasonably determined by the Company), willful misconduct, fraud, gross negligence, disobedience or dishonesty.

5.	Upon the death of the Optionee while he/she is an employee of the Company or one of its subsidiaries, the Option shall become exercisable in full on the date of death and shall continue to be exercisable (by the Optionee’s successor in interest) over the remaining term of the Option.

6.	If the Optionee’s employment with the Company or one of its subsidiaries terminates by reason of the retirement of the Optionee after attaining age 60, the Option shall terminate on the date of such retirement, but any Option Shares that are exercisable on the date of such retirement shall continue to be exercisable over the remaining term of the Option; provided that all then-exercisable Option Shares held by such Optionee shall immediately cease to be exercisable in the event that such Optionee becomes an employee of any competitor of the Company or one of its subsidiaries (as determined in the sole discretion of the Company).

7.	If the employment of the Optionee terminates due to disability (as determined by the Company), the Option Shares that are not exercisable as of the date of disability shall become exercisable on the date or dates (over the remaining term of the Option) that they otherwise would have become exercisable if the Optionee’s employment had not been terminated due to disability. Any Option Shares that are exercisable upon disability prior to giving effect to this provision shall continue to be exercisable over the remaining term of the Option.
As used herein, the terms “employment” and “employee” shall mean and include any one of the following relationships with the Company or one of its subsidiaries: director, employee, consultant or advisor.
          PAYMENT OF PURCHASE PRICE: The following payment methods may be used to purchase Option Shares:
1.	A cashless exercise in a manner described in the Plan.

2.	Cash or check payable to the Company.

3.	Delivery by the Optionee of shares of Common Stock of the Company that have been owned by the Optionee for at least six months and subject to such other terms and conditions contained in the Plan.

4.	Any combination of the above methods.
          NON-TRANSFERABILITY OF OPTION: Except as provided by will or the laws of descent and distribution, this Option is personal and no rights granted hereunder shall be transferred, assigned, pledged, or hypothecated in any way (whether by operation of law or otherwise), nor shall any such rights be subject to execution, attachment or similar process.
          ADJUSTMENT: This Option is subject to adjustment (including with respect to vesting of the Option Shares) upon certain changes in the Company’s common stock and certain other events, including a Change in Control Event or a Reorganization Event, as provided in Section 11 of the Plan.
          WITHHOLDING TAXES: As a condition to the issuance of shares upon exercise of the Option, the Optionee shall pay to the Company, or make provision satisfactory to the Company for payment of, an amount sufficient to satisfy income tax, national insurance contributions, federal, state and local withholding tax agreed to be or required by law to be withheld. This Option shall terminate unless the Optionee has completed the joint election set forth in Addendum A attached hereto and returned the same to Analog Devices, Inc. within 28 days of the Date of Grant set forth above.
          TERMINATION OF EMPLOYMENT; OTHER PROVISIONS: Notwithstanding any other provision of the Plan or this memorandum, the Plan and this Option shall not form any part of any contract for services or contract of employment with the Company or any past or present subsidiary and neither the Plan nor this memorandum shall confer any legal or equitable rights (other than those constituting this Option) on the Optionee against the Company or any past or present subsidiary, directly or indirectly, or give rise to any cause of action in law or in equity against the Company or any past or present subsidiary.
A copy of the Plan prospectus is available on the Company’s Intranet at www.analog.com/employee (from Signals home page, click Knowledge Centers, HR, Employee Stock Programs. The related documents can be found in the right-hand column). If you are unable to access this information via the Intranet, ADI’s or your regional stock plan administrator can provide you with copies.

Ray Stata	Jerald G. Fishman
Chairman of the Board	President & Chief Executive Officer

ADDENDUM A
Joint Election to Transfer the National Insurance
Liability Employees of Analog Devices Limited
Please return your completed election form WITHIN 28 DAYS to:
Stock Plan Administrator, Treasury Department, Analog Devices, Norwood, MA 02062
INTRODUCTION
Employee Name, as an employee of Analog Devices Limited, (the “Company”), you are eligible to participate in the Analog Devices Inc, 2006 Stock Incentive Plan (the “Plan”). Any stock options (“Options”) or restricted stock units (“RSUs”), which are granted to you under the Plan, the terms of which are incorporated herein, are subject to income tax and to employees’ National Insurance Contributions when you exercise the options and purchase shares/receive shares under RSUs.
In addition, the Company has a liability to pay employer’s National Insurance (the “Secondary Contribution”) on any gain that is treated as remuneration by virtue of section 4(4)(a) of the Social Security Contributions and Benefits Act 1992 or on any amount that counts as employment income under sections 426 or 438 of the Income Tax (Earnings and Pensions) Act 2003. The Social Security Contributions and Benefits Act 1992, as amended, enables you and the Company to enter into a joint election to transfer any Secondary Contribution from the Company to you.
Participation in the Plan is subject to you agreeing to enter into a joint election (known as an Election) whereby you agree to accept the transfer of the whole of the Secondary Contribution. Accordingly, and by signing the declaration contained in this Election, you agree that when you exercise, assign or release your Options or receive shares under your RSUs you will be liable to pay the whole of any Secondary Contribution which is due on any gain which you make/the value of shares you receive.
The terms of this agreement shall be subject to the approval of HM Revenue & Customs (“HMRC”).
THE TERMS OF THE ELECTION
1.	The terms of this Election shall apply to the grant of Options or RSUs constituting employment related securities options, the award of employment related restricted securities and/or the award of employment related convertible securities under the rules of the Plan between 14 March 2006 and 13 March 2016 (the termination date of the Plan).

2.	This Election does not apply in relation to any liability, or any part of any liability, arising as a result of regulations being given retrospective effect by virtue of section 4B(2) of either the Social Security Contributions and Benefits Act 1992 or the Social Security Contributions and Benefits (Northern Ireland) Act 1992.

3.	The Company hereby transfers to you the whole of the Secondary Contribution arising on or after the date of this Election.

4.	You hereby accept liability for the whole of the Secondary Contribution which is payable under section 4(4)(a) of the Social Security Contributions and Benefits Act 1992 in respect of any gains arising on the exercise, assignment, cancellation or release of an Option or the value of shares you receive under your RSU on or after the date of this Election.

5.	You shall within three working days of exercising, assigning or releasing the Option or receiving shares under your RSU notify the Company of that exercise, assignment, release or receipt. You hereby agree to make such notification regardless of whether the Option is exercised, assigned or released or shares are received after you have ceased to be employed by the Company or at any time when you are no longer resident in the United Kingdom.

6.	The Secondary Contribution will be paid to the Company, or Analog Devices, Inc., within 7 days from the end of the income tax month (beginning on the 6th of the calendar month and ending on the 5th of the calendar month) in which the exercise, assignment, cancellation or release of the Option or receipt of shares under the RSU occurs.

7.	You hereby authorize the Company, or Analog Devices, Inc., on behalf of the Company to collect the Secondary Contribution in one or more of the following ways as determined by the Company or Analog Devices, Inc.:
(i)	by deduction from your salary or any other money which may be due to you; or

(ii)	by you providing the Company with the amount (in clear funds) of the Secondary Contribution which is due. You shall pay the said amount by cheque, bank transfer or by any other method that you and the Company agree to be appropriate at the relevant time.

(iii)	by you authorizing the Company, or its authorized agent to withhold and sell a sufficient number of the shares acquired through the exercise of an Option or received under the RSU to cover all or any part of the Secondary Contribution. The proceeds of any such sale will be remitted to you once the income tax and Secondary Contributions have been deducted.
Payment of the Secondary Contribution as described in paragraph 7(i) or (ii) must be made within the deadline specified in paragraph 6 above.
8.	Where payment is due from the Company or Analog Devices, Inc. for the assignment or release of the Options or RSUs, you authorise a deduction of the Secondary Contribution sufficient to cover the liability from such payment. Where any agreement is made between you and a third party for the assignment or release of the Option, payment is due to be made a from a third party, you will inform the Company of such payment prior to such payment and authorize the third party to take whatever action is necessary to withhold an amount sufficient to cover the Secondary Contribution due. As soon as the Company is advised of the payment, the Company undertakes to advise HMRC how the Secondary Contribution will be collected and paid over to HMRC. Such amount will be paid to the Company within 7 days of the assignment or release of the Option.

9.	You hereby agree that no shares shall be registered in your name until you have met the Secondary Contribution Liability, and any other tax liability, on the gain realised by the exercise, assignment, cancellation or release of the Option or on the value of shares received under the RSU in accordance with this Election.

10.	The Company shall keep such records and make such notifications or reporting in respect of the Secondary Contribution as shall be required by the United Kingdom legislation in force from time to time.

11.	This Election shall continue in full force and effect in the event that you leave the Company. Subject to paragraph 12 below, this Election shall continue in full force and effect for such period as the Company would have been responsible for the Secondary Contribution but for this Election.

12.	This Election shall cease to have effect in the event that:
(i)	the Options or RSU’s lapse;

(ii)	it is revoked jointly by both parties in writing;

(iii)	a duly authorized representative of the Company gives you written notice that the agreement shall terminate;

(iv)	HMRC serve notice upon the Company that approval for the Election has been withdrawn.
Please sign this Election and return it to the address shown on the top within 28 days of receipt. If the Company does not receive your signed Election, then your Options or RSU’s shall terminate and will become null and void.
DECLARATION
In consideration of the grant of the Options or RSU’s, the premises set forth herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, I hereby agree to be bound by the terms detailed in paragraphs 1 to 11 of this Election and in particular acknowledge that by signing this agreement, I am consenting to:
1.	accept liability for and to pay the whole of any Secondary Contributions which may be payable upon the exercise, assignment or release, in the even of cancellation, of the Options or receipt of shares under the RSUs; and

2.	the Company deducting some or all of the Secondary Contribution from my salary or other payment due to me.

September , 2009
Employee Name	Date
DECLARATION
In consideration of the premises set forth herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company hereby agrees to be bound by the terms detailed in paragraphs 1 to 12 of this joint election and in particular acknowledges that by signing this joint election, it is consenting to:
1.	ensure that proper procedures are in place to collect any Secondary Contributions which may be payable upon exercise, assignment, cancellation or release of the Options or receipt of shares under the RSUs; and

2.	the Company makes payment to the Collector of Taxes by no later than 14 days after the end of the tax month in which the exercise, assignment, cancellation or release of the Option or receipt of shares under the RSUs occurred.
Signed for and on behalf of Analog Devices Limited.

September , 2009
Elizabeth M Mathieson	Date
Company Secretary

NATIONAL INSURANCE ON STOCK OPTIONS
QUESTIONS & ANSWERS
It has been decided that UK employees of Analog Devices Limited will be required to sign an election whereby Analog Devices Limited will transfer its employers National Insurance Contribution (NIC) liability on Options and RSUs under the 2006 Stock Incentive Plan to the UK employees. The Company has received HM Revenue & Customs (“HMRC”) approval of an NIC election to transfer the liability.
What is the effect of the rules?
The legislation only permits a transfer of employers NIC arising from share options and other share awards. Employers NIC arising on other benefits and salary cannot be transferred.
What is the current employers NIC rate?
The current rate of employers NIC is 12.8%. It is the rate of employers NIC applicable at the time of the exercise of the Option or receipt of shares under the RSU which will be payable by the employee.
When will you be liable to pay the employers NIC?
Employees will be required to settle the employers NIC arising on the exercise of stock options or receipt of shares under RSUs which are covered by an NIC election. Details of how you can pay will be shown on the elections.
How will the NIC election to transfer the liability work?
The NIC election remains valid for the duration of the Plan. Each employee will need to sign a single NIC election form which will cover any RSUs and Options granted between that date and 13 March 2016, which is the termination date of the Plan.
What if the employee refuses to sign the NIC election?
The Option or RSU will only become valid once the employee signs the HMRC approved NIC election. If the employee refuses to sign the NIC election, the Company may decide not to grant any further options or RSUs to the employee.
Will the employee get tax relief?
Tax relief will be available to allow employees to set off any employers NIC they pay under the NIC election in calculating the income tax charge arising on the share option gains.
Currently, this will reduce the employees’ maximum rate of tax for the exercise of stock options/receipt of shares under the RSU from 53.8% (40% income tax + 1% employees NIC + 12.8% employers NIC) to 48.68% for a higher rate taxpayer and from 34.8% (22% income tax + 12.8% employers NIC) to 32% for a basic rate taxpayer. Those earning less than the upper earnings limit for employees NIC will also have an employee NIC charge of 11%. Income tax relief is not available on employee NIC payable.
Example:
     An employee exercises her stock option and makes a gain of/receives RSU shares worth £1,000.
Employers NIC arising is 12.8% of £1,000 = £128.00
Income tax liability is 40% of £872 (£1,000 - £128) = £348.80
Will the employee need to complete separate payroll records?
No. The Company’s payroll department will continue to be responsible for calculating the amount of employers NIC and PAYE income tax on your behalf.
Who can I contact for further information?
If you have any questions, please contact Stock_Plan_Admin@analog.com.